SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of    January, 2003

ATI TECHNOLOGIES INC.
(Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                         Form 20-F                 Form 40-F   X

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                                    Yes                        No   X

Page 1 of Pages 27
Index is located on Page 2

INDEX

Document	Page Number
Notice of Meeting and Management Information Circular	3
Form of Proxy	26
Signature Page	27

ATI TECHNOLOGIES INC.

NOTICE
AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

to be held at the Toronto Hilton Hotel,
145 Richmond Street West, Toronto, Ontario
on
Wednesday, January 29, 2003
at 2:00 p.m. (Toronto time)

THIS BOOKLET CONTAINS IMPORTANT
INFORMATION FOR SHAREHOLDERS

ATI TECHNOLOGIES INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

• details of the matters to be voted upon at the Meeting; and
• how to exercise your vote even if you are unable to attend the Meeting.

THIS BOOKLET CONTAINS:

• the Notice of Annual and Special Meeting of Shareholders;
• the Management Information Circular;
• management's request that you vote to support its proposals;
• a proxy form that you may use to vote your common shares without attending the Meeting.

Shareholders are invited to attend the annual and special meeting (the “Meeting”) of the shareholders of ATI Technologies Inc. (the “Company”) on January 29, 2003. At this Meeting, management will report on the Company’s performance in fiscal 2002 and the Company’s plans for the coming year.

The Meeting will deal with the usual matters of corporate governance, including the presentation of financial results, the election of directors and the appointment of auditors.

Your presence, or at least your vote if you are unable to attend in person, is important because in addition to voting upon the usual matters of corporate governance as listed above, shareholders will also be voting on special business relating to the amendment of the Company’s Share Option Plan to increase the maximum number of common shares issuable thereunder.

We would like your support for all matters to be decided at the Meeting, including the amendment of the Company’s Share Option Plan. Voting in favour of this matter will facilitate further growth of the Company by permitting the Company to continue to provide incentives to its employees, officers and directors in the form of share options.

REGISTERED SHAREHOLDERS

PLEASE NOTE: A form of proxy (printed on blue paper) is enclosed with this booklet. This proxy form may be used to vote your common shares if you are unable to attend the Meeting in person. Instructions on how to vote using this proxy form are found on page 2 of the Management Information Circular.

NON-REGISTERED BENFICIAL SHAREHOLDERS

PLEASE NOTE:   If your common shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”), you may not be able to vote unless you carefully follow the instructions provided by your Intermediary with this booklet.

ATI TECHNOLOGIES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

This document provides formal notification of your invitation to attend the Annual and Special Meeting of Shareholders (the “Meeting”) of ATI Technologies Inc. (the “Company”). The Meeting will be held:

at the Toronto Hilton Hotel,
145 Richmond Street West, Toronto, Ontario
on
Wednesday, January 29, 2003
at 2:00 p.m. (Toronto time)

As a shareholder, you are entitled to attend the Meeting and to cast one vote for each common share that you own. If you are a registered shareholder and are unable to attend the Meeting, you will still be able to vote on the items of business set out below by completing the blue proxy form included with this circular. This circular explains how to complete the proxy form, and how the voting process works. To be valid, registered shareholders must submit the blue proxy form to the Company’s transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) at the Toronto offices of CIBC Mellon, no later than the close of business on January 28, 2003 or present the proxy at the Meeting prior to commencement of the Meeting.

If you are a non-registered beneficial shareholder, you must follow the instructions provided by your Intermediary in order to vote your shares.

The following business will be conducted at the Meeting:

1.	presentation of the financial statements of the Company for the fiscal year ended August 31, 2002, and the auditor’s report thereon;
2.	election of directors;
3.	appointment of auditors and authorizing the directors to fix the remuneration of the auditors;
4.	consideration and, if deemed appropriate, approval of the amendment of the Company’s Share Option Plan to increase the maximum number of common shares issuable thereunder; and
5.	transaction of any other business that is properly brought before the Meeting.

BY ORDER OF THE BOARD

Markham, Ontario	Dean J. Blain
December 20, 2002	Corporate Secretary

ATI TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

Information for the Shareholders about the
January 29, 2003 Annual and Special Meeting of Shareholders

This Management Information Circular (referred to as the “Circular”) is being sent by management of ATI Technologies Inc. (the “Company”) to all shareholders of the Company, in connection with the Annual and Special Meeting of Shareholders (the “Meeting”), together with a Notice of Annual and Special Meeting of the Shareholders (the “Notice”) and a proxy form. The Circular’s purpose is:

•	to explain how you, as a shareholder of the Company, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;
•	to request that you authorize the Company's Chairman (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;
•	to inform you about the business to be conducted at the Meeting, including the election of directors for the coming year and the amendment of the Company's Share Option Plan; and
•	to give you some important background information to assist you in deciding how to vote.

VOTING

      Registered Shareholders

Each registered shareholder is entitled to one vote for each common share registered in his or her name as of the record date. The directors of the Company have set December 27, 2002 as the record date. If a shareholder sells some or all of the common shares that he or she owns after the record date, the person who purchased the common shares will become a shareholder of the Company, but may only vote at the Meeting if he or she has asked the Company’s transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”), to include his or her name in the list of shareholders eligible to vote at the Meeting. This request must be made at least ten (10) days before the Meeting.

       Non-registered Beneficial Shareholders

You may be a non-registered beneficial shareholder of the Company (as opposed to a registered shareholder) if your common shares are held on your behalf, or for your account, by a broker, a securities dealer, a bank, a trust company or another similar entity (called an “Intermediary”). If you are a non-registered beneficial shareholder, your Intermediary will be the entity legally entitled to vote your common shares. In order to vote your common shares, you must carefully follow the instructions that your Intermediary delivered to you with this Circular. Instead of completing the blue proxy form enclosed with this Circular, you will likely be asked to complete and deliver a different form to your Intermediary. This form will instruct the Intermediary how to vote your common shares at the Meeting on your behalf. As a non-registered beneficial shareholder, while you are invited to attend the Meeting, you will not be entitled to vote at the Meeting, unless you submit all required information to your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

OWNERSHIP OF SHARES

As of December 2, 2002 there were 237,005,078 common shares of the Company issued and outstanding. As far as the directors and senior officers of the Company are aware, no single shareholder beneficially owns, directly or indirectly, or exercises control or direction over, more than ten per cent (10%) of the Company’s common shares.

QUORUM

The presence of two shareholders or proxyholders entitled to cast votes representing at least five per cent of the Company’s common shares will constitute a quorum at the Meeting. The Company’s list of shareholders as of the record date has been used to deliver to shareholders the Notice and this Circular, as well as to determine who is eligible to vote.

VOTING IN PERSON

If you attend the Meeting in Toronto on January 29, 2003, and are a registered shareholder, you may cast one vote for each of your registered common shares on any and all resolutions put before the Meeting. This includes the election of directors, the other issues listed on the Notice, and any other business that may arise at the Meeting. You may dissent from any matter proposed at the Meeting by either withholding your vote from, or voting your common shares against, the resolution at the Meeting, depending on the specific resolution. If you attend the Meeting in person and are a non-registered beneficial shareholder, you will not be entitled to vote at the Meeting, unless you contact your Intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

VOTING BY PROXY FOR REGISTERED SHAREHOLDERS

The following instructions are for registered shareholders only. If you are a non-registered beneficial shareholder, please follow your Intermediary’s instructions on how to vote your shares.

If you are unable to attend the Meeting, or if you do not wish to personally cast your votes, you may still make your votes count by authorizing another person who will be at the Meeting to vote on your behalf. You may either tell that person how you want to vote, or let him or her choose for you. This is called voting by proxy.

       What Is a Proxy?

A proxy is a document that you may sign in order to authorize another person to cast your votes for you at the Meeting. The blue document enclosed with this Circular is the proxy form that you may use to authorize another person to vote on your behalf at the Meeting. You may use the blue proxy form to assign your votes to the Company’s Chairman (or his alternate) or to any other person of your choice. You may also use any other legal proxy form.

       Appointing a Proxyholder

Your proxyholder is the person that you appoint to cast your votes at the Meeting on your behalf. You may choose the Company’s Chairman (or his alternate) or any other person that you want to be your proxyholder. Please note that your proxyholder is not required to be another shareholder of the Company. If you want to authorize the Company’s Chairman (or his alternate) as your proxyholder, please leave the line near the top of the blue proxy form blank, as the Chairman’s name and the name of his alternate, are already pre-printed on the form. If you want to authorize another person as your proxyholder, just fill in that person’s name in the blank space located near the top of the enclosed blue proxy form.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur in the event that the Meeting is adjourned. If you return the attached proxy form to CIBC Mellon, and have left the line for the proxyholder’s name blank, then the Chairman or his alternate will automatically become your proxyholder.

       Depositing Your Proxy

To be valid, the proxy form must be filled out and signed correctly (exactly as your name appears on the proxy form), and returned to the Toronto office of the Company’s transfer agent, CIBC Mellon, by either delivering it to 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or faxing it to (416) 368-2502 by 5:00 p.m. (Toronto time) on January 28, 2003 (or the last business day prior to any reconvened Meeting in the event of an adjournment of the Meeting) or by presenting it at the Meeting prior to commencement of the Meeting (or at the reconvened Meeting in the event of an adjournment of the Meeting). Your proxyholder may then vote on your behalf at the Meeting.

You may instruct your proxyholder how you want to vote on the issues listed in the Notice by checking the appropriate boxes on the proxy form. If you have specified on the proxy form how you want to vote on a particular issue (by checking FOR, AGAINST, or WITHHOLD), then your proxyholder must cast your votes as instructed. By checking “WITHHOLD” on the proxy form, where applicable, you will be abstaining from voting.

If you have NOT specified how to vote on a particular matter, your proxyholder is entitled to vote your common shares as he or she sees fit. Please note that if your proxy form does not specify how to vote on any particular matter, and if you have authorized the Company’s Chairman or his alternate to act as your proxyholder (by leaving the line for the proxyholder’s name blank on the proxy form), your common shares will be voted at the Meeting as follows:

•	FOR management’s list of candidates for election as directors;
•	FOR the reappointment of KPMG LLP as auditor;
•	FOR the amendment of the Company’s Share Option Plan to increase the maximum number of common shares issuable thereunder.

For more information on these issues, please see the section entitled “Business of the Meeting” beginning on page 5 of this Circular. If any other issues properly arise at the Meeting that are not described in the Notice, or if any amendments are proposed to the matters described in the Notice, your proxyholder is entitled to vote your common shares as he or she sees fit. The Notice sets out all the matters to be determined at the Meeting that are known to management as of this date.

      Revoking Your Proxy

If you want to revoke your proxy after you have signed and delivered it to CIBC Mellon, you may do so by delivering another properly executed form of proxy bearing a later date and delivering it as set out above under the heading “Depositing Your Proxy” or by clearly indicating in writing that you want to revoke your proxy and delivering this written document to the Company at:

1 Commerce Valley Drive East
Markham, Ontario
L3T 7X6
Attention: Corporate Secretary
Fax: (905) 709-6950

This revocation must be received by the Company by 5:00 p.m. (Toronto time) on January 28, 2003 (or by 5:00 p.m. (Toronto time) on the last business day before the date of any continuation of the Meeting that may occur in the event that the Meeting is adjourned), or by the Chairman prior to the commencement of the Meeting on the day of the Meeting (or any continuation of the Meeting that may occur in the event that the Meeting is adjourned), or in any other way permitted by law.

If you revoke your proxy and do not replace it with another form of proxy that is deposited with CIBC Mellon on or before the deadline (January 28, 2003), you may still vote your own common shares in person at the Meeting provided you are a registered shareholder whose name appears on the shareholder’s register of the Company.

SOLICITATION OF PROXIES

The Company requests that you fill out your proxy form to ensure your votes are cast at the Meeting. If you leave the proxy form blank, and if you do not specify how your common shares are to be voted on particular resolutions, the Chairman (or his alternate) will vote your common shares as described above. This solicitation of your proxy (your vote) is made on behalf of management of the Company.

The Company will pay the cost related to the foregoing solicitation of your proxy. This solicitation will be made primarily by mail. Regular employees of the Company, or the representatives of CIBC Mellon, may also ask for proxies to be returned, but will not be paid any additional compensation for doing so.

HOW A VOTE IS PASSED

All matters that are scheduled to be voted upon at the Meeting are ordinary resolutions. Ordinary resolutions are passed by a simple majority, meaning that if more than half of the votes that are cast are in favour, then the resolution passes. Special resolutions require at least two-thirds (?) of the votes cast. No special resolutions are contemplated at the Meeting.

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the six nominees to the Board of Directors whose names are set forth below.

Management does not contemplate that any of the nominees named below will be unable to serve as a director of the Company. If any nominee becomes unable to serve as a director for any reason prior to the Meeting, and if you authorize the Company’s Chairman (or his alternate) to act as your proxyholder at the Meeting, the Company’s Chairman (or his alternate) reserves the discretionary right to vote for other management nominees, unless directed to withhold from voting. Each director will hold office until the next annual meeting or until his successor is elected or appointed.

In addition to the five existing directors who are re-nominated, the Company’s management proposes one new director, Dr. Ronald Chwang.

Dr.  Ronald Chwang is the Chairman and President of Acer Technology Ventures (ATV), America. Dr. Chwang initiated Acer’s venture investment activities in North America with the launch of a US$40 million “Acer Technology Venture Fund” in 1997. Subsequently, ATV’s investment scope was further expanded after the successful formation of the second fund, a US$260 million “IP Fund One”, in May, 2000, to include new investment activities in key regions of Asia Pacific.

Dr.  Chwang currently serves actively on the board of a number of ATV’s portfolio companies such as Reflectivity, iRobot and OctaSoft. He also serves on the board of the following public companies: Silicon Storage Technology Inc. in Sunnyvale, California, Acer Laboratories Inc. and Ambit Microsystems Corp. in Taiwan. From November 1997 to April 2000, Dr. Chwang served on the board of ArtX, Inc., a corporation that was acquired by the Company on April 4, 2000.

From 1992 to 1997, Dr. Chwang was President and CEO of Acer America Corporation. Under his leadership, Acer America’s revenue grew from US$200 million to over US$1.4 billion. Dr. Chwang has been with Acer since 1986, serving in various executive positions leading business units engaged in ASIC products, computer peripherals and Acer-Altos server systems. Before joining Acer, Dr. Chwang worked for several years in development and management positions at Intel in Oregon and Bell Northern Research in Ottawa, Canada.

Dr.  Chwang received his B.Eng. Degree in Honours Electrical Engineering from McGill University in Montreal, Canada and his Ph.D. in Electrical Engineering from the University of Southern California.

The following table states the name, the position held with the Company by each person proposed to be nominated for election as a director, the number of common shares of the Company beneficially owned or over which control or direction, directly or indirectly, was exercised by that nominee as of December 2, 2002 and the nominee’s principal occupation and employment.

Management’s Nominees for Election as Directors of the Company

Name	Biography	Principal Occupation	Year Became Director	Number of Common Shares Held

James D. Fleck (1) (2)	Jim Fleck is Chairman of Fleck Management Services Ltd. and Professor Emeritus at the Rotman School of Management, University of Toronto. Until August 1994, he was CEO of Fleck Manufacturing Inc. Mr. Fleck was Chairman of Alias Research Inc. from 1992 to 1995. He is a director of Rogers Media Inc., Financial Models Co. Inc. and a number of public and private company boards.	Chairman, Fleck Management Services Ltd.	1995	–

Paul D. Fox (1) (2)	Paul Fox has operated his legal practice as a sole practitioner since 1992. Prior to that time Mr. Fox was a partner of a major law firm in Toronto. Mr. Fox has provided legal services to the Company since 1987.	Barrister & Solicitor	1993	61,988

K.Y. Ho	K.Y. Ho is one of the founders of the Company. Mr. Ho, an electrical engineer, has more than twenty years' experience in the management, engineering, manufacturing and material and quality control areas of the computer industry. Mr. Ho previously worked at several leading computer manufacturers in Hong Kong	Chairman and Chief Executive Officer, ATI Technologies Inc.	1986	4,575,640

Alan D. Horn (1) (2)	Alan Horn is Vice President, Finance, and Chief Financial Officer of Rogers Communications Inc. Mr. Horn also serves on a number of public and private company boards.	Vice President, Finance and Chief Financial Officer Rogers Communications Inc.	1993	130,000

Dr. Paul Russo (1)	Paul Russo is the principal founder of Silicon Optix Inc. and serves as President, Chief Executive Officer and Chairman of the company. Prior to Dr. Russo's founding of Silicon Optix, he was the principal founder of Genesis Microchip Inc. and served as CEO and Director from its inception in 1987 through April 2000. Dr. Russo also serves on the board of Monolithic Systems, Inc.	Chairman, President and Chief Executive Officer, Silicon Optix Inc.	2002	5,000

Dr. Ronald Chwang	Dr. Ronald Chwang is the Chairman and President of Acer Technology Ventures (ATV), America. From 1992 to 1997, Dr. Chwang was President and CEO of Acer America Corporation. Dr. Chwang also serves on a number of public and private company boards.	Chairman and President, Acer Technology Ventures (ATV), America.	–	266,500

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

During the past five (5) years, all of the directors of the Company have held their principal business affiliations as noted opposite their respective names.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP as auditors of the Company to hold office until the annual meeting of shareholders in 2004 and to vote to authorize the directors of the Company to fix the auditor’s remuneration. KPMG LLP have served as auditors of the Company since 1987.

The aggregate fees billed for professional services rendered by KPMG LLP for the audit of the Company’s consolidated and statutory financial statements for the year ended August 31, 2002 were approximately US$207,000. The aggregate fees billed for audit related services rendered by KMPG LLP for the year ended August 31, 2002 were approximately US$49,000. The aggregate fees billed for other services, including tax related services, rendered by KMPG LLP for the year ended August 31, 2002 were approximately US$191,000. KPMG LLP did not provide any consulting services to the Company in fiscal 2002.

AMENDMENT OF THE COMPANY’S SHARE OPTION PLAN

Background

The Company’s Share Option Plan (the “Plan”) operates for the benefit of shareholders by allowing the Company to attract and retain employees in the competitive hi-tech sector and by aligning the interests of employees, officers and directors with those of shareholders. The following is a summary of the current Plan.

Subject to the requirements of the Plan, the board of directors has the authority to select those employees, officers and directors to whom options are granted, the number of options granted to each individual and the price at which the common shares may be purchased. The exercise price for purchasing common shares under the Plan is equal to the weighted average of the trading prices of the common shares on the Toronto Stock Exchange or the NASDAQ Stock Market for the five (5) trading days preceding the date on which the board of directors determines that the grant of the option is to be effective. The options granted pursuant to the Plan are not transferable. The Plan also provides that the number of common shares reserved for issuance and which may be issued within a one-year period, pursuant to options granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the Plan and all other share compensation arrangements established by the Company is limited to ten per cent (10%) of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of common shares which may be issued within a one-year period to any one insider and such insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the Plan and all other share compensation arrangements is limited to five per cent (5%) of the number of common shares issued and outstanding, excluding any common shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

Proposal

The Company proposes to amend the Plan in order to increase the maximum number of common shares available for issuance pursuant to options granted under the Plan. Currently, the maximum number of common shares that may be reserved for issuance under the Plan is limited to 38,000,000 common shares, representing the level originally approved by shareholders on January 15, 1998. During the period from November 23, 2001 (the date upon which shareholder approval at the Company’s last annual meeting of shareholders was based) to November 22, 2002, 3,427,922 common shares were issued upon the exercise of options thereby reducing the number of common shares currently available for issuance by this same amount. As at November 22, 2002, options to purchase 29,137,009 common shares were outstanding, and, accordingly, as at that date only 5,435,069 common shares were available for the grant of additional options under the Plan.

Shareholders will be asked to approve a resolution to amend the Plan to increase the maximum number of common shares that may be reserved for issuance pursuant to options granted under the Plan from 38,000,000 common shares to 47,000,000 common shares, so that as at November 22, 2002, options to purchase 29,137,009 common shares would be outstanding and 17,862,991 common shares would be available for the grant of additional options under the Plan. This would represent an increase of 12,427,922 common shares available for the grant of additional options under the Plan. If approved by shareholders, the maximum of 47,000,000 common shares would represent 19.8% of the issued and outstanding common shares of the Company. The rationale for the Company’s request for approval of the increase is outlined below under the heading “Rationale”.

Rationale

When the current maximum number of common shares issuable under the terms of the Plan (38,000,000) was originally approved by shareholders in 1998, it represented 19% of the total number of common shares outstanding at that time. The main purpose of the proposed increase is to refresh the reserve back to this level. The increase also reflects the growth in the number of employees since that time, and provides for flexibility should the Company pursue acquisitions in the future in order to accelerate its leadership in this highly competitive market.

During the 12 month periods ended November 22, 2002, November 23, 2001 and November 23, 2000, options to purchase 3,427,922, 1,239,895 and 3,677,678 common shares, respectively, were exercised. Therefore, during each of these three periods, the number of options exercised under the Plan has been less than 2% of the issued and outstanding common shares of the Company.

The proposed increase in the maximum number of common shares issuable under the terms of the Plan is based upon:

Reinforcing a Total Pay-for-Performance Philosophy

•	Like other hi-tech companies, the cornerstone of the Company’s pay-for-performance philosophy is the Plan, which encourages long-term commitment and aligns employee and shareholder interests. The Company believes this compensation philosophy is necessary to recruit and retain its world-class, highly skilled and mobile workforce, and achieve operational and financial success.

•	Share option awards have been provided to a large proportion of the Company’s employees. In total, 78% of current employees have received a share option award. The broad-based nature of the Plan helps to create and sustain a performance-based culture in a highly competitive industry. Of the total number of options granted since the inception of the Plan to existing directors, officers and employees, 85% have been granted to employees, versus 15% granted to directors and officers.

•	Share option awards represent a significant portion of most employees’ total compensation. Without sufficient options available, the Company may be at risk in retaining this talent.

Providing Competitive Compensation in the North American Hi-Tech Industry

•	It is vital for the Company to be able to attract and retain the talent needed to deliver on aggressive business targets. The Plan is an important compensation tool for the Company because it will be “at risk” in delivering on its business strategy if it cannot attract and retain top talent. Such failure could have a negative impact on the share price and shareholder value.

•	Consistent with its business mandate, the Company targets talent from across North America and globally. Consequently, with the assistance of a global independent consulting firm, the Company benchmarked a group of leading North American hi-tech companies using publicly available information. In total, 42% of the total number of options granted since the inception of the Plan were made to U.S. based employees, reflecting the importance of the U.S. marketplace.

The following represents the Company’s peer group for attracting and retaining employees and for comparing stock option plan reserves:

Canada	United States
Genesis Microchip Inc.	Brocade Communications Systems Inc.
JDS Uniphase Canada	Broadcom Corporation
PMC-Sierra Inc.	Cirrus Logic Inc.
Research In Motion Limited	Cisco Systems Inc.
Conexant Systems Inc.
ESS Technology Inc.
Foundry Networks Inc.
Intel Corporation
LSI Logic Corporation
Marvell Technology Group Ltd.
NeoMagic Corporation
Nvidia Corporation
Oak Technology Inc.
SONICblue Incorporated
Transmeta Corporation
Trident Microsystems Inc.
Xilinx Inc.
Zoran Corporation
3Com Corporation

•	The following table illustrates the Company’s current and proposed reserve versus these Canadian and U.S. companies (as a percentage of total shares outstanding):

ATI Plan Current	ATI Plan Proposed	Canadian Hi-Tech Companies	U.S. Hi-Tech Companies	Combined Sample (Average)

16.0% (38 million shares)	19.8% (47 million shares)	16% - 21%(1)	20% - 50%+(1)	30%(1)

(1)	Calculated based on options outstanding plus options available for grant, as disclosed in publicly available information.

The proposed reserve is within the range of the Canadian peer companies, at the low end of the U.S. peer companies, and well below the average of the combined sample.

The Plan is the only share compensation arrangement under which the Company may grant options. In connection with the Company’s acquisition of ArtX, Inc. (“ArtX”) in April of 2000, as part of the acquisition terms, the Company assumed all options outstanding under ArtX’s 1997 Equity Incentive Plan (the “ArtX Plan”). As at November 22, 2002, under the ArtX Plan, options to purchase 3,434,018 common shares of ATI were still outstanding. No further options may be granted under the ArtX Plan.

Based on the above, the directors recommend that the shareholders vote in favour of the resolution to amend the Plan to increase the maximum number of common shares available for issuance pursuant to options granted under the Plan to 47,000,000 common shares. This matter is subject to the approval of the Toronto Stock Exchange.

The persons named in the accompanying form of proxy intend to vote for the resolution approving the increase as outlined above. To be effective, the resolution must be passed by a simple majority of the votes cast at the Meeting.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during each of the last three (3) fiscal years by the Company’s Chief Executive Officer and the four (4) other most highly compensated executive officers of the Company. All amounts in the following Summary Compensation Table are expressed in United States dollars unless otherwise specified. This is consistent with the Company’s financial reporting. In previous years, these amounts have been expressed in Canadian dollars.

Summary Compensation Table
(All Dollar amounts are in US Dollars)

			Annual Compensation		Long Term Compensation

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Under Options/ SARs Granted (#)	All Other Compensation ($)

K.Y. Ho (2)	2002	188,946	70,180	-	-	-
Chairman,	2001	177,375	62,081	-	-	-
Chief Executive Officer	2000	187,000	-	-	-	-

Dave Orton (3) (4)	2002	300,000	145,000	133,065(5)	350,211(6)	-
President,	2001	300,000	105,000	139,315(5)	-	-
Chief Operating Officer	2000	118,750	-	145,622(5)	-	-

Gary DeMel (3) (7)	2002	300,000	80,000	-	300,000	100,000 (8)
Sr. Vice President, Sales	-	-	-	-	-	-
	-	-	-	-	-	-

Rick Bergman (3) (9)	2002	278,333	80,000	-	60,000	-
Sr. Vice President, Marketing,	2001	168,500	75,000	-	250,000	70,000 (10)
General Manager,	-	-	-	-	-	-
Desktop Business

Gerd Queisser (11)	2002	211,844	146,243	65,035 (12)	-	133,980 (13)
Sr. Vice President,	2001	229,979	29,025	14,358 (12)	40,000	22,575 (14)
European Operations,	2000	148,435	-	58,377 (12)	100,000	-

(1)	Perquisites and other personal benefits are not shown if they did not exceed the applicable disclosure threshold.
(2)	Mr. Ho was domiciled in Canada and paid in Canadian dollars. All amounts are expressed in United States dollars converted at the exchange rate (previous years in brackets) of US$0.638 to Cdn.1.00 (2001 — US$0.645; 2000 — US$0.68) for the year ended August 31, 2002.
(3)	Messrs. Orton, DeMel and Bergman were domiciled in the United States and paid in United States dollars.
(4)	Mr. Orton was an employee for approximately 5 months of fiscal 2000.
(5)	Represents amounts forgiven under a note entered into between the Company and Mr. Orton on May 13, 1999. See “Indebtedness of Directors, Executive Officers and Senior Officers”.
(6)	These options were granted pursuant to incentive arrangements implemented in 2002 and are only exercisable in the event that the Company is successful in entering into specified business arrangements with a third party during the fiscal year ending August 31, 2003.
(7)	Mr. DeMel joined the Company on September 24, 2001 and left the Company on November 15, 2002.
(8)	Mr. DeMel received a signing bonus on January 15, 2002.
(9)	Mr. Bergman was an employee for 8 months of fiscal 2001.
(10)	Mr. Bergman received a signing bonus on January 31, 2001.
(11)	Mr. Queisser was domiciled in Germany and paid in Euros. All amounts are expressed in United States dollars converted at the exchange rate (previous years in brackets) of 0.98 Euro to US$1.00 (DM to US$1.00: 2001 — 2.17DM; 2000 — 2.20DM) for the year ended August 31, 2002.
(12)	During the year ended August 31, 2002 (previous years in brackets), Mr. Queisser received a car allowance of $14,035 (2001 — $14,358; 2000 — $17,144) and a sales commission of $51,000 (2001 – Nil; 2000 — $41,233).
(13)	Mr. Quessier left the Company on August 31, 2002. Mr. Queisser received a one-time payment of $57,420 on December 31, 2001 and a severance payment of $76,560 on August 31, 2002.
(14)	Mr. Queisser received a one-time relocation payment on September 8, 2000.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in 2002 Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

K.Y. Ho	-	-	-	-	-

Dave Orton	350,211(1)	3.6%	US$6.96	US$6.96	June 30, 2009

Gary DeMel	300,000(2)	3.1%	Cdn.$12.57	Cdn.$12.57	August 29, 2003(2)

Rick Bergman	60,000(3)	0.6%	US$13.04	US$13.04	March 31, 2009

Gerd Queisser	-	-	-	-	-

(1)	These options were granted pursuant to incentive arrangements implemented in 2002 and are only exercisable in the event that the Company is successful in entering into specified business arrangements with a third party during the fiscal year ending August 31, 2003.
(2)	Mr. DeMel left the Company on November 15, 2002. Only 131,250 options will vest prior to the expiration date.
(3)	These options vest 25% on March 31, 2003 and 6.25% every three months thereafter commencing June 30, 2003 until fully vested on March 31, 2006.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at August 31, 2002 (#) Unexercisable	Value of Unexercised in-the-Money Options/SARs at August 31, 2002 ($) (1) Exercisable/ Unexercisable

K.Y. Ho	360,000	Cdn.$5,677,200	134,800/0	Cdn.$453,144/0

Dave Orton	-	-	219,858/412,215	US$1,207,020/340,401

Gary DeMel	-	-	0/300,000	US$0/0

Rick Bergman	25,000	Cdn.$289,029	50,625/234,375	Cdn.$34,063/74,938

Gerd Queisser	-	-	102,500/67,500	Cdn.$27,250/59,950

(1)	Based upon the closing price of Cdn.$9.15 and US$5.83 of the ATI common shares on the Toronto Stock Exchange and the NASDAQ Stock Market, respectively, on August 30, 2002.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The following table (presented in accordance with the Regulation) sets forth details of the indebtedness (i) entered into in connection with a purchase of securities of the Company or any of its subsidiaries and (ii) entered into otherwise than in connection with a purchase of securities of the Company or any of its subsidiaries, respectively, to, or guaranteed or supported by, the Company or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director and each associate of any such director or officer or proposed nominee:

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name, Municipality of Residence and Principal Position	Involvement of the Corporation or Subsidiary	Largest Amount Outstanding During the Year Ended August 31, 2002 ($)	Amount Outstanding as at December 2, 2002	Financially Assisted Securities Purchases During the Year Ended August 31, 2002 (#)	Security for Indebtedness

Under Securities Purchase Programs

Dave Orton Los Altos, California	Lender(1)	US$266,331	Nil	Nil	Shares

Other than under Securities Purchase Programs

President and COO of the Company	Lender(2)	US$218,750	US$62,500	Not applicable	Not applicable

(1)

This arrangement was entered into between Mr. Orton and ArtX, Inc. (“ArtX”), in connection with the issuance of 1,500,000 shares of ArtX to Mr. Orton. ArtX was acquired by the Company in April of 2000 and this note was assumed by the Company at that time. The original principal amount of the note was US$450,000. The rate of interest was 5.0% per annum, compounded annually. The note was secured by a stock pledge agreement with respect to the 1,500,000 shares of ArtX. The note was fully repaid in 2002.

(2)

This arrangement was entered into between Mr. Orton and ArtX in May of 1999. The original principal amount of the note was US$500,000. The rate of interest is 5.0% per annum, compounded annually and the note matures on May 13, 2003. If Mr. Orton remains employed with the Company until May 13, 2003, the obligations under the note will be forgiven in full on May 13, 2003. In the event that Mr. Orton ceases to be employed by the Company for any reason, the obligations under the note will be partially forgiven on a pro rata basis and the remaining amount of the obligations will immediately become due and payable in full.

INCENTIVE ARRANGEMENTS

The Company maintains a Share Option Plan under which employees, officers and directors of the Company, including executive officers, are eligible to receive stock options. A description of the Company’s Share Option Plan is set out at page seven of this Circular.

Under incentive arrangements implemented in 2002, the Company’s President and Chief Operating Officer, Dave Orton, has been provided with a performance incentive which is conditional upon the Company being successful in entering into specified business arrangements with a third party during the fiscal year ending August 31, 2003. The incentive consists of (i) cash payments of US$934,037 payable upon achievement of each of three specified milestones relating to the third party arrangements over an estimated period of three years, and (ii) options to purchase up to 350,211 common shares of the Company granted under the Company’s Share Option Plan at an exercise price of US$6.96 per share (as described in the table “Option/SAR Grants During the Most Recently Completed Financial Year”) and which are only exercisable in the event that the Company is successful in entering into such arrangements.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee oversees and makes recommendations to the Board of Directors on all aspects of compensation payable to the Chief Executive Officer and the President and Chief Operating Officer of the Company and all other senior officers reporting to them. The Compensation Committee is currently composed of three members of the Board of Directors who are neither employees nor former employees of the Company. The current members of the Compensation Committee are as follows: James Fleck, Paul Fox and Alan Horn. The Compensation Committee invites the Chief Executive Officer and President and Chief Operating Officer to attend most meetings to provide advice and consultation as required.

REPORT ON EXECUTIVE COMPENSATION

The executive compensation policy of the Company is designed to remunerate the Company’s executives with a salary that is fair and competitive in the market place. As well, executives are given the opportunity to earn annual bonuses and be granted stock options, each of which is intended to motivate executives to meet and exceed personalized objectives, achieve corporate performance above base level expectations and to align the financial interests of the executives with the financial interests of the shareholders of the Company.

      Salary

The Compensation Committee recommends salaries for each of the Company’s executive officers on an individual basis taking into consideration the individual’s position in the Company, the individual’s ability to contribute to the Company’s performance, amounts paid by companies in the same industry for comparable positions and the individual’s degree of responsibility within the Company.

      Annual Bonus

Each executive officer of the Company has an opportunity to earn an annual bonus. Generally, the target bonus is expressed as a percentage of salary for each executive. The annual bonus pool is determined by the Company achieving specific financial objectives, typically based on the annual performance of the Company. Generally, the specific bonus payable to each executive officer is then subject to adjustment by an individual performance factor which is determined based upon achievement of individual performance goals set by the President and Chief Operating Officer for such executive. If the Company’s financial objectives are exceeded, then the bonus pool can be increased above the total target amount. If the executive exceeds his or her individual performance goals, the bonus payable to an executive can exceed his or her individual target bonus. The specific financial objectives of the Company are established by the Chief Executive Officer and President and Chief Operating Officer for review by the Compensation Committee and, if approved at this level, are recommended for approval by the Board of Directors. The amount of the potential bonuses varies based upon the executive officer’s position in the Company, ability to impact Company performance and degree of responsibility over the Company’s business.

      Long Term Incentives

The Company has established a Share Purchase Plan and a Share Option Plan designed to encourage all eligible employees of the Company to tie their interests directly to those of shareholders. Under the Share Purchase Plan, the Company will contribute $l.50 for every $9.00 contributed by an employee to acquire common shares of the Company. Over 1,000 employees of the Company have been awarded stock options pursuant to the Company’s Share Option Plan.

The Compensation Committee is responsible for establishing and monitoring the overall policy for the Share Option Plan and Share Purchase Plan. This includes the consideration of the proposed granting of options, as required, and the making of appropriate recommendations to the Board of Directors.

The Compensation Committee has specific responsibility for reviewing the grant of stock options to executive officers of the Company. The number of stock options granted to executive officers is based upon the same factors as are relevant in setting the salary and annual bonus of executive officers.

During 2002, the Committee reviewed and made recommendations regarding a performance-based incentive, in which the President and Chief Operating Officer is entitled to participate, consisting of cash payments and options to purchase common shares granted under the Company’s Share Option Plan. The incentive is only payable in the event that the Company is successful in achieving specified milestones under third party business arrangements which the Committee believes is consistent with the long-term objectives of the Company.

      Chief Executive Officer’s Compensation

K.Y. Ho was one of the founders of the Company in 1985 and has served as its Chief Executive Officer since August, l986. The Compensation Committee is responsible for recommending his salary, bonus and any stock options. In setting Mr. Ho’s salary, the Compensation Committee reviewed salaries paid to other executive officers in the Company, his responsibility within the Company, salaries paid to other chief executive officers in the industry and his ability to impact on the achievement of the Company’s objectives for fiscal 2002.

For fiscal 2002, Mr. Ho’s bonus was based on the achievement of the same specific Company financial objectives set for all of the executive officers. Based on the level of achievement of these criteria, Mr. Ho earned a bonus of Cdn.$110,000 for fiscal 2002.

      Summary

The Compensation Committee will continue to monitor and evaluate the Company’s executive compensation policies on an on-going basis to ensure that the Company’s compensation practices and policies are consistent with the objective of enhancing shareholder value.

The foregoing Report on Executive Compensation was submitted by the members of the Compensation Committee — James D. Fleck, Paul D. Fox and Alan D. Horn.

COMPENSATION OF DIRECTORS

Directors are entitled to receive stock option grants pursuant to the Company’s Share Option Plan and are entitled to be reimbursed for expenses incurred to attend meetings. During the fiscal year ended August 31, 2002, an aggregate of 150,000 stock options (including an initial grant of 75,000 options to Dr. Russo) vesting over a maximum period of three (3) years were granted to the directors, other than directors who were full-time employees of the Company. During fiscal 2002, Mr. Fox provided legal services to the Company for which his firm received total fees of Cdn.$37,450.

DIRECTORS AND OFFICERS INSURANCE

Directors and officers are insured against liability in their capacity as directors and officers under coverage maintained by the Company. The total coverage has a liability limit of US$35,000,000 and the US$10,000,000 of primary coverage is subject to a deductible of US$50,000 (each loss) for the corporate reimbursement section only and a deductible of US$100,000 (each loss) for U.S. claims. There is no deductible on the US$25,000,000 of excess coverage. During fiscal 2002, the annualized premium was approximately US$561,000. No allocation of the premium is made to directors or officers as individuals.

INVESTMENT PERFORMANCE GRAPH

The following graph shows a five (5) year comparison of the percentage change in the Company’s cumulative total shareholder return on Cdn.$100 invested in its common shares on August 31, 1997 with the cumulative total return of the TSX/S&P Composite Index over the same period.

Cumulative Value of a Cdn.$100 Investment

	Aug. 31/97	Aug. 31/98	Aug. 31/99	Aug. 31/00	Aug. 31/01	Aug. 31/02

TSX/&P	100	85	108	177	118	107

ATI	100	285	303	242	243	157

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange Company Manual includes a specific set of guidelines (the “TSX Guidelines”) which are intended to assist listed companies in their approach to corporate governance. The TSX Guidelines address matters such as the constitution of the Board of Directors and the functions to be performed by the Board. Pursuant to the TSX Guidelines, listed companies must annually disclose their approach to corporate governance. The Company’s approach to corporate governance is summarized below.

BOARD MANDATE

The Company’s Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors discharges its responsibility directly and through the Audit Committee and Compensation Committee. The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company. During the fiscal year ended August 31, 2002, the Board of Directors met five times.

•	reviewing and approving the Company's strategic and operating plans;
•	reviewing and approving the Company’s capital expenditure policy as well as those expenditures which exceed the limits for management approval;
•	reviewing and approving significant operational and financial matters and providing direction to management on these matters;

•	reviewing and identifying the principal risks of the Company’s business and ensuring implementation of appropriate systems to manage these risks;
•	reviewing and assessing the effectiveness of the Company’s Corporate Disclosure Policy;
•	reviewing and approving corporate objectives and goals applicable to senior management of the Company and assessing and monitoring the performance of senior management;
•	involvement in the hiring and replacement of the senior management of the Company and succession planning for senior management personnel; and ? reviewing and assessing the Company’s internal controls and management information systems.

The Board has a Chairman, K.Y. Ho, who is a member of management. The Board operates by assigning particular directors with general responsibility for certain matters. When required, the Board of Directors functions independent of management by holding meetings without management present.

BOARD COMMITTEES

The Audit Committee is composed of four outside and unrelated directors and the Compensation Committee is composed of three outside and unrelated directors, as determined under the TSX Guidelines. The Company does not have an Executive Committee.

The Audit Committee met six times during the year to review the interim and annual financial statements and related matters. The Audit Committee has direct communication channels with the Company’s internal finance department to review issues as appropriate and meets directly with the external auditors of the Company on a regular basis. The Audit Committee also makes recommendations as to the implementation and operation of internal control and financial reporting systems. During fiscal 2002, the Audit Committee adopted a new charter which outlines, among other things, the responsibilities of the Audit Committee with respect to overseeing the Company’s relationship with the independent auditors, reviewing the annual and interim financial statements and other financial disclosure of the Company, reviewing the quality and adequacy of and compliance with the Company’s internal controls, reviewing proposed changes in accounting practices or policies and reviewing the fees of the independent auditors. The Audit Committee will review and reassess the terms of its charter on an annual basis.

The Compensation Committee is involved with all compensation issues regarding directors and senior management of the Company, including establishing the remuneration of the Chief Executive Officer, the President and Chief Operating Officer and all senior management who report directly to the President and Chief Operating Officer, reviewing and making recommendations concerning the operation of the Company’s Share Option Plan and Stock Purchase Plan and reporting to shareholders concerning executive compensation.

The Board’s assessment of the Company’s compliance with the TSX Guidelines currently in force is summarized below.

TSX Corporate Governance Guideline	Does the Company comply?	Comments

1. The Board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes.	The Board acknowledges its responsibility for managing the business and operations of the Company and in particular, the matters discussed below.

TSX Corporate Governance Guideline	Does the Company comply?	Comments

(a) adoption of a strategic planning process;	Yes.	Management is responsible for developing corporate strategies and operating plans and making recommendations as to the implementation thereof. The Board of Directors is responsible for reviewing and approving these matters as well as monitoring management's success at implementing the strategies and plans that are approved by the Board.

(b) the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;	Yes.	Inherent in the Board's supervision of the strategic planning process and in its regular review of operating performance is the identification and understanding of the principal risks of the Company's business and overseeing management's implementation of systems to manage those risks.
(c) succession planning, including appointing, training and monitoring senior management;	Yes.	The Board evaluates senior management on an ongoing basis and is generally involved in decisions regarding the hiring and replacement of senior management and succession planning for senior management personnel.
(d) a communications policy for the Company; and	Yes.	The Board of Directors requires that the Company maintain an active investor relations program and all shareholder and investment community inquiries are directed to the Director of Investor Relations. The Board has also adopted a Corporate Disclosure Policy which comprehensively addresses the dissemination of corporate information.
(e) the integrity of the Company's internal control and management information systems.	Yes.	The Audit Committee monitors the Company's internal controls and management information systems through reports from management and reports on these matters to the Board. The Audit Committee reviews all financial statements prior to release and receives detailed financial information quarterly or more often, if required. The Company's auditors are also consulted periodically with respect to the Company's financial disclosure and internal financial controls.

TSX Corporate Governance Guideline	Does the Company comply?	Comments

2. The Board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests arising from shareholding.	Yes.	At August 31, 2002, the Board was composed of five members. The Board has concluded that, under the TSX Guidelines, of the five directors, four (or 80%) were unrelated. The Board believes that the interests of minority shareholders in the Company are fairly reflected in the composition of the Board.
3. The Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting the conclusion in item 2 above.	Yes.	Mr. K.Y. Ho, Chairman and CEO, was the only member of the Board during fiscal 2002 who was not an unrelated director under the TSX Guidelines. All other directors were considered to be independent of management and free of any interest or any business or other relationship that could materially interfere with their ability to act with a view to the best interests of the Company. Although prior to fiscal 2001, Mr. Fox was considered to be a related director, during fiscal 2001 and 2002 the fees paid to Mr. Fox for legal services were not material to the Company or Mr. Fox.
4. The Board should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated directors with the responsibility for proposing new nominees to the Board to the full Board and for assessing directors on an ongoing basis.	No.	Although a separate committee has not been appointed for this purpose, the Board includes four directors who are unrelated under the TSX Guidelines. The Board as a whole determines the need for proposing new nominees to the Board and has recommended the one new candidate for election to the Board, as described elsewhere in this Circular under the heading "Election of Directors".
5. The Board should implement a process to be carried out by a committee of the Board for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes.	The Board as a whole is responsible for assessing the functioning and effectiveness of the Board and its members. Based upon this review, the Company is proposing that six directors be elected, including one new nominee, as described elsewhere in this Circular under the heading "Election of Directors".
6. The Company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.	Yes.	While no formal program is in place, when new members of the Board are appointed, such individuals meet with management and other members of the Board to familiarize themselves with the business of the Company and their responsibilities as members of the Board.

TSX Corporate Governance Guideline	Does the Company comply?	Comments

7. The Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes.	The Board believes that the Board's composition during the past fiscal year provided for effective functioning of the Board as a whole. The Board has assessed its size and is proposing that six directors be elected, including one new nominee.
8. The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes.	The Board, through its Compensation Committee, periodically reviews the adequacy and form of compensation of members of the Board.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes.	The Audit Committee and Compensation Committee are comprised exclusively of outside and unrelated directors under the TSX Guidelines.
10. The Board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for developing the Company's approach to governance issues.	Yes.	The Board has in the past and is currently in the process of reviewing and assessing its policies relating to various corporate governance issues. During fiscal 2002, the Board adopted a new charter for the Audit Committee.
11. The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of limits to management's responsibilities and set corporate objectives that the CEO is responsible for meeting.	Yes.	The Board operates pursuant to the mandate set out in the Business Corporations Act (Ontario), which is to supervise the management of the business and affairs of the Company and to act at all times with a view to the best interests of the Company. Subject to the authority of the Board, the CEO has a mandate to generally supervise the business and affairs of the Company. The Board requires management to ensure that all transactions or matters of a material nature are presented by management to the Board for approval. The Board, in its regular meetings, assesses the performance of management of the Company, including the CEO.
12. The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.	Yes.	The Board has functioned, and believes that it can continue to function, independently as required. The Compensation Committee and the Audit Committee are both composed entirely of members who are outside and unrelated directors under the TSX Guidelines.
13. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties and should be composed only of outside directors.	Yes.	The Board has approved a new charter for the Audit Committee, which sets out the mandate for the Audit Committee. The four members of the Audit Committee are outside and unrelated directors under the TSX Guidelines.

TSX Corporate Governance Guideline	Does the Company comply?	Comments

14. The Board should implement a system that enables an individual director to engage an outside advisor at the expense of the Company.	Yes.	Individual members of the Board are permitted to engage, at the Company's expense, outside advisors when necessary.

OTHER BUSINESS

Management does not know of any matters to be brought before the Meeting other than those set forth in the notice accompanying this Circular.

ADDITIONAL INFORMATION

Copies of the Company’s latest annual information form, together with any document incorporated therein by reference, annual report and financial statements and management information circular may be obtained upon request to the Company’s Director of Investor Relations. The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Information Circular have been approved by the directors.

DATED at Markham, Ontario, on December 20, 2002.

Dean J. Blain
Corporate Secretary

ATI TECHNOLOGIES INC.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF ATI TECHNOLOGIES INC. FOR
USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
WEDNESDAY, JANUARY 29, 2003.

        The undersigned shareholder of ATI TECHNOLOGIES INC. hereby nominates, constitutes and appoints K.Y. Ho or, failing him, Dave Orton or, instead of either of them appoints __________________________ as the lawful attorney and proxy of the undersigned, with full power of substitution to vote in respect of all common shares held by the undersigned at the above noted meeting or any and all adjournments thereof in the following manner:

1.         Election of Directors

FOR  or WITHHOLD FROM VOTING  in respect of the election of the directors.

2.         Appointment of Auditors

FOR  or WITHHOLD FROM VOTING  in respect of the appointment of KPMG LLP as auditors for the coming year and authorizing the directors to fix their remuneration.

3.         Increase of Maximum Number of Common Shares Issuable under the Share Option Plan

FOR  or AGAINST  in respect of the increase of the maximum number of common shares issuable under the Company’s Share Option Plan to 47,000,000 common shares.

        The undersigned hereby acknowledges receipt of the Notice of Annual and Special Meeting of Shareholders and the Management Information Circular.

Dated:     _________________

_________________________
Name of Shareholder (please print)

_________________________
Signature of Shareholder

INSTRUCTIONS:

1.     The common shares represented by this proxy will be voted as directed by the shareholder. If no directions are given, the proxy will be voted FOR the election of all nominees as Directors, FOR the appointment of KPMG as auditors and FOR the increase of the maximum number of common shares issuable under the terms of the Company’s Share Option Plan. The proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Annual and Special Meeting of Shareholders and any other matters which may properly be brought before the Meeting and in any such event, the common shares represented by this proxy will be voted in the discretion of the proxyholder named herein.

2.     Shareholders have the right to appoint any person (who need not be a shareholder) to attend and act on their behalf at the Meeting. If you desire to exercise such right and appoint another person other than K.Y. Ho or Dave Orton as your proxyholder, strike out K.Y. Ho’s and Dave Orton’s names above and insert the name of such other person in the blank space provided.

3.     This form of proxy must be dated and signed exactly as your name appears herein. When signing in a fiduciary or representative capacity, please give full title of such. In the case of joint shareholders, each must sign. Proxies from a corporation must be signed under corporate seal by an officer thereof, or by an attorney thereof duly authorized in writing.

4.     If this proxy is not dated in the space above, upon receipt it will be deemed to bear the date on which it is mailed or delivered.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                      ATI TECHNOLOGIES INC.

Dated:  January 2, 2003                                                        By:   /s/ Terry Nickerson
                                                                                                               Name:  Terry Nickerson
                                                                                                               Title:    Senior Vice President, Finance and
                                                                                                                            Chief Financial Officer